UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 23, 2026

GENTHERM INCORPORATED

(Exact name of Registrant as Specified in Its Charter)

Michigan	0-21810	95-4318554
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

28875 Cabot Drive
Novi, Michigan		48377
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (248) 348-9735

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, no par value	THRM	The Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02 Results of Operations and Financial Condition.

On April 23, 2026, Gentherm Incorporated (the “Company”) publicly announced its financial results for the first quarter of 2026. A copy of the Company’s news release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.01 Regulation FD Disclosure.

On April 23, 2026 at 8:00 a.m. Eastern Time, the Company will host a conference call to discuss the first quarter of 2026 results.

A copy of the supplemental materials that will be used during the conference call can be accessed on the Events page of the Investors section of the Company’s website at www.gentherm.com. The content of the Company’s website is not incorporated herein by reference.

The information in Items 2.02 and 7.01 herein and the attached exhibit 99.1 shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act except as shall be expressly stated by specific reference in such filing.

NO OFFER OR SOLICITATION

This Current Report on Form 8-K is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction (the “Proposed Transaction”) among Gentherm, Modine Manufacturing Company (“Modine”) and Modine’s Performance Technologies business (“SpinCo”), the parties intend to file relevant materials with the SEC, including, among other filings, a registration statement on Form S-4 to be filed by Gentherm (the “Form S-4”) that will include a preliminary proxy statement/prospectus of Gentherm and a definitive proxy statement/prospectus of Gentherm, the latter of which will be mailed to shareholders of Gentherm, and a registration statement on Form 10 to be filed by SpinCo that will incorporate by reference certain portions of the Form S-4 and will serve as an information statement/prospectus in connection with the spin-off of SpinCo from Modine. INVESTORS AND SECURITY HOLDERS OF GENTHERM AND MODINE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE INFORMATION STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GENTHERM, MODINE, SPINCO, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Form S-4 and the proxy statement/prospectus (when available) and other documents filed with the SEC by Gentherm, Modine or SpinCo through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Gentherm will be available free of charge on Gentherm’s website at ir.Gentherm.com under the tab “Financial Info” and under the heading “SEC Filings.” Copies of the documents filed with the SEC by Modine and SpinCo will be available free of charge on Modine’s website at investors.Modine.com under the tab “Financials” and under the heading “SEC Filings.”

Participants in the Solicitation

Gentherm and Modine and their respective directors and executive officers and other members of management and employees may be considered participants in the solicitation of proxies from Gentherm’s shareholders in connection with the Proposed Transaction under the rules of the SEC. Information about the directors and executive officers of Gentherm is set forth in its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on February 19, 2026, and its proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on April 1, 2026 and supplemented on April 10, 2026. To the extent holdings of Gentherm’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of Gentherm and other information regarding the potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction. Information about the directors and executive officers of Modine is set forth in its Annual

Report on Form 10-K for the year ended March 31, 2025, which was filed with the SEC on May 21, 2025, and its proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on July 9, 2025. To the extent holdings of Modine’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at www.sec.gov and from Gentherm’s website and Modine’s website as described above.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act, and Section 21E of the Exchange Act, including statements regarding the Proposed Transaction among Gentherm, Modine and SpinCo. These forward-looking statements generally are identified by the words “believe,” “feel,” “project,” “expect,” “anticipate,” “appear,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “suggest,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the Proposed Transaction, the ability of the parties to complete the Proposed Transaction, the expected benefits of the Proposed Transaction, including future financial and operating results, anticipated strategic benefits of the Proposed Transaction, the amount and timing of synergies from the Proposed Transaction, the tax consequences of the Proposed Transaction, the terms and scope of the expected financing in connection with the Proposed Transaction, the aggregate amount of indebtedness of the combined company following the closing of the Proposed Transaction, the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward-looking statements.

These forward-looking statements are based on Gentherm’s and Modine’s current expectations and are subject to risks and uncertainties surrounding future expectations generally. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond Gentherm’s and Modine’s control. None of Gentherm, Modine, SpinCo or any of their respective directors, executive officers, advisors or representatives make any representation or provide any assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur, or if any of them do occur, what impact they will have on the business, results of operations or financial condition of Gentherm, Modine or the combined business. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements, including developments that could have a material adverse effect on Gentherm’s and Modine’s businesses and the ability to successfully complete the Proposed Transaction and realize its benefits. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the Proposed Transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Proposed Transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the shareholders of Gentherm may not be obtained; (2) the risk that the Proposed Transaction may not be completed on the terms or in the time frame expected by Gentherm, Modine and SpinCo, or at all; (3) unexpected costs, charges or expenses resulting from the Proposed Transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the Proposed Transaction; (5) failure to realize the anticipated benefits of the Proposed Transaction, including as a result of delay in completing the Proposed Transaction or integrating the businesses of Gentherm and SpinCo, on the expected timeframe or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the Proposed Transaction; (10) the risk that shareholder litigation in connection with the Proposed Transaction or other litigation, settlements or investigations may affect the timing or occurrence of the Proposed Transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions or any volatility resulting from the imposition of and changing policies, including those policies with respect to tariffs; (13) actions by third parties, including government agencies; (14) the risk that the anticipated tax treatment of the Proposed Transaction is not obtained; (15) the risk of greater than expected difficulty in separating the business of SpinCo from the other businesses of Modine; (16) risks related to the disruption of management time from ongoing business operations due to the pendency of the Proposed Transaction, or other effects of the pendency of the Proposed Transaction on the relationship of any of the parties to the Proposed Transaction with their employees, customers, suppliers, or other counterparties; and (17) other risk factors detailed from time to time in Gentherm’s and Modine’s reports filed with the SEC, including Gentherm’s and Modine’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the Proposed Transaction. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this Current Report on Form 8-K. None of Gentherm, Modine or

SpinCo undertakes, and each party expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit 99.1	Company news release dated April 23, 2026 concerning financial results
Exhibit 104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GENTHERM INCORPORATED

	By:	/s/ Wayne Kauffman
Wayne Kauffman
Senior Vice President, General Counsel and Secretary
Date: April 23 , 2026

Exhibit 99.1

Gentherm Reports 2026 First Quarter Results

Revenue Growth of 7.2% (ex-FX) Year-over-Year Delivered Record Quarterly Revenue of $394 Million

Expanded Gross Margin versus Prior Year as Operational Initiatives Gain Traction

Announced Transformational Combination with Modine Performance Technologies; On Track to Close in 2026

NOVI, Michigan, April 23, 2026 -- Gentherm (NASDAQ:THRM), a global market leader of innovative thermal management and pneumatic comfort technologies, today announced its financial results for the first quarter ended March 31, 2026.

“Our team executed well in the first quarter. We started seeing the tangible results from our efforts to establish a more robust operating system which drove improved performance on stronger volumes. We also continued progressing our organic growth initiatives in both home and office, and medical markets,” said Bill Presley, the Company's President and CEO. “This quarter also marked a strategic inflection point for Gentherm. Our announced combination with Modine Performance Technologies creates a stronger enterprise, with an expanded product portfolio, broader end market exposure, and clear value creation opportunities.”

First Quarter Highlights

•
Announced planned combination with Modine Performance Technologies, establishing a leader in thermal and precision flow management solutions across attractive end markets. The transaction remains on track to close by the end of the year.
•
Delivered first home and office solutions to KUKA Home in Asia, extending scalable technology platforms into new markets.
•
Submitted a 510(k) Class II premarket notification to the U.S. Food and Drug Administration (FDA) for ThermAffyx™ Patient Safety System, an integrated patient warming and securement system leveraging automotive technology. Revenue is expected in the third quarter of 2026.

First Quarter Financial Highlights

•
Secured Automotive New Business Awards totaling $395 million in the quarter.
•
Product revenues of $393.7 million increased 11.3% from $353.9 million in the prior year. Excluding the impact of foreign currency translation, product revenues increased 7.2%, with Automotive increasing 7.7% and Medical decreasing 6.3%.
•
Automotive Climate and Comfort Solutions revenue increased 13.6% year over year, or 9.8% excluding the impact of foreign currency translation, outperforming S&P Global’s mid-April light vehicle production report in our relevant markets by 14 percentage points.
•
Gross margin was 24.7%, compared to 24.4% in the prior year. The increase was primarily driven by operating leverage and net material performance, partially offset by annual price reductions and higher labor costs.
•
Net income (loss) was $4.2 million, compared to $(0.1) million in the prior year.
•
Adjusted EBITDA was $49.3 million, or 12.5% of revenue, compared to $39.3 million, or 11.1% of revenue, in the prior year.
•
GAAP diluted earnings (loss) per share was $0.14, compared to $(0.00) in the prior year.
•
Adjusted diluted earnings per share was $0.84,compared to $0.51 in the prior year.
•
Cash flow from operations was $(5.0) million, compared to $(13.3) million in the prior year.
•
First quarter ended with net leverage of ~0.2x and liquidity of $455.5 million.

Presley concluded, “While we navigate any potential near-team volatility, we are strategically repositioning the company, and I remain confident we have the right plan established to drive improved performance over the long-term.”

Guidance

The Company’s guidance for full year 2026 remains unchanged and is provided below¹:

As of April 2026
Product Revenues	$1.5B – $1.6B
Adjusted EBITDA	$175M – $195M
Adjusted Free Cash Flow	$80M – $100M

¹2026 guidance based on tariffs currently in effect as of today, our current forecast of customer orders and expectations of near-term conditions, light vehicle production in our relevant markets decreasing at a low single digit rate for full year 2026 versus 2025, and a EUR to USD exchange rate of $1.16/Euro. Assumes an effective tax rate of ~30%. Does not reflect any impact from the planned combination with Modine Performance Technologies.

The Company provides various non-GAAP financial measures in this release. See “Use of Non-GAAP Measures” below for additional information, including definitions, usefulness for investors and limitations, as well as reconciliations below to the most directly comparable GAAP financial measures.

Conference Call

As previously announced, Gentherm will conduct a conference call today at 8:00 am Eastern Time to review these results. The dial-in number for the call is 1-877-407-4018 (callers in the U.S.) or +1-201-689-8471 (callers outside the U.S.). The passcode for the live call is 13759979.

A live webcast and one-year archived replay of the call, as well as a copy of the supplemental materials that will be used during the conference call, can be accessed on the Events page of the Investor section of Gentherm's website at www.gentherm.com.

A telephonic replay will be available approximately two hours after the call until 11:59 pm Eastern Time on May 7, 2026. The replay can be accessed by dialing 1-844-512-2921 (callers in the U.S.), or +1-412-317-6671 (callers outside the U.S.). The passcode for the replay is 13759979.

Investor Contact
Gregory Blanchette
investors@gentherm.com
248.308.1702

Media Contact
Haley Baur
media@gentherm.com
248.289.9711

About Gentherm

Gentherm (NASDAQ: THRM) is a global market leader of innovative thermal management and pneumatic comfort technologies. Automotive products include Climate Control Seats (CCS®), Climate Control Interiors (CCI™), Lumbar and Massage Comfort Solutions, and Valve Systems. Medical products include patient temperature management systems. The Company is also developing a number of new technologies and products that will help enable improvements to existing products and to create new product applications for existing and new markets. Gentherm has more than 14,000 employees in facilities across 13 countries. In 2025, the company recorded annual sales of approximately $1.5 billion and secured $2.2 billion in automotive new business awards. For more information, go to www.gentherm.com.

NO OFFER OR SOLICITATION

This release is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction (the “Proposed Transaction”) among Gentherm, Modine Manufacturing Company (“Modine”) and Modine’s Performance Technologies business (“SpinCo”), the parties intend to file relevant materials with the SEC, including, among other filings, a registration statement on Form S-4 to be filed by Gentherm (the “Form S-4”) that will include a preliminary proxy statement/prospectus of Gentherm and a definitive proxy statement/prospectus of Gentherm, the latter of which will be mailed to shareholders of Gentherm, and a registration statement on Form 10 to be filed by SpinCo that will incorporate by reference certain portions of the Form S-4 and will serve as an information statement/prospectus in connection with the spin-off of SpinCo from Modine. INVESTORS AND SECURITY HOLDERS OF GENTHERM AND MODINE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE INFORMATION STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GENTHERM, MODINE, SPINCO, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Form S-4 and the proxy statement/prospectus (when available) and other documents filed with the SEC by Gentherm, Modine or SpinCo through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Gentherm will be available free of charge on Gentherm’s website at ir.Gentherm.com under the tab “Financial Info” and under the heading “SEC Filings.” Copies of the documents filed with the SEC by Modine and SpinCo will be available free of charge on Modine’s website at investors.Modine.com under the tab “Financials” and under the heading “SEC Filings.”

Participants in the Solicitation

Gentherm and Modine and their respective directors and executive officers and other members of management and employees may be considered participants in the solicitation of proxies from Gentherm’s shareholders in connection with the Proposed Transaction under the rules of the SEC. Information about the directors and executive officers of Gentherm is set forth in its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on February 19, 2026, and its proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on April 1, 2026 and supplemented on April 10, 2026. To the extent holdings of Gentherm’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of Gentherm and other information regarding the potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction. Information about the directors and executive officers of Modine is set forth in its Annual Report on Form 10-K for the year ended March 31, 2025, which was filed with the SEC on May 21, 2025, and its proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on July 9, 2025. To the extent holdings of Modine’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at www.sec.gov and from Gentherm’s website and Modine’s website as described above.

Forward-Looking Statements

Except for historical information contained herein, statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements represent Gentherm Incorporated's goals, beliefs, plans and expectations about its prospects for the future and other future events. The forward-looking statements included in this release are made as of the date hereof or as of the date specified herein and are based on management's reasonable expectations and beliefs. In making these statements we rely on assumptions and analysis based on our experience and perception of historical trends, current conditions and expected future developments, third party information and projections from sources that management believes to be reputable, as well as other factors we consider appropriate under the circumstances. Such statements are subject to a number of important assumptions, significant risks and uncertainties (some of which are beyond our control) and other factors that may cause actual results or performance to differ materially from that described in or indicated by the forward-looking statements, including but not limited to:

•
macroeconomic, geopolitical and similar global factors in the cyclical Automotive industry;
•
the impact of, and our ability to mitigate the effects of, global economic and trade policies, including increases in duties, tariffs and taxation on the import or export of our products related to U.S. trade disputes;
•
increasing U.S. and global competition, including with non-traditional entrants;
•
our ability to effectively manage new product launches and research and development, and the market acceptance of such products and technologies;
•
the evolution and challenges of the automotive industry towards electric vehicles, autonomous vehicles and mobility on demand services, and related consumer behaviors and preferences;
•
our ability to convert automotive new business awards into product revenues;
•
the constraints in the supply chain environment, and inflationary and other cost pressures;
•
the production levels of our major customers and OEMs in our relevant markets and sudden fluctuations in such production levels;
•
our business in China, which is subject to unique operational, competitive, geopolitical, regulatory and economic risks;
•
the impact of our global operations, including our cost structure and global manufacturing footprint, operations within Ukraine, and foreign currency and exchange risk;
•
our product quality and safety and impact of product safety recalls and alleged defects in products;
•
our ability to attract and retain highly skilled employees and wage inflation;
•
a tightening labor market, labor shortages or work stoppages impacting us, our customers or our suppliers, such as recent labor strikes among certain OEMs and suppliers;
•
our achievement of product cost reductions to offset customer-imposed price reductions or other pricing pressures;
•
our ability to execute efforts to optimize our global supply chain and manufacturing footprint, including opening new facilities and transferring production;
•
our ability to source, consummate, integrate and achieve planned benefits of strategic acquisitions, investments and, as applicable, exits;
•
any security breaches and other disruptions to our information technology networks and systems, as well as privacy, data security and data protection risks, including risks associated with use of artificial intelligence capabilities in our business operations;
•
any loss or insolvency of our key customers and OEMs, or key suppliers;
•
our ability to project future sales volume based on third-party information, based on which we manage our business;
•
the protection of our intellectual property in certain jurisdictions;
•
our compliance with global anti-corruption laws and regulations;

•
legal and regulatory proceedings and claims involving us or one of our major customers;
•
the extensive regulation of our patient temperature management business;
•
risks associated with our manufacturing processes;
•
the effects of climate change and regulatory and stakeholder-imposed requirements to address climate change and other sustainability issues;
•
our product quality and safety;
•
our borrowing availability under our revolving credit facility, as well as the ability to access the capital markets, to support our planned growth; and
•
our indebtedness and compliance with our debt covenants.

Furthermore, important factors related to the Proposed Transaction could cause actual results to differ materially from those currently anticipated, including:

•
that one or more closing conditions to the Proposed Transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Proposed Transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the shareholders of Gentherm may not be obtained;
•
the risk that the Proposed Transaction may not be completed on the terms or in the time frame expected by Gentherm, Modine and SpinCo, or at all;
•
unexpected costs, charges or expenses resulting from the Proposed Transaction;
•
uncertainty of the expected financial performance of the combined company following completion of the Proposed Transaction;
•
failure to realize the anticipated benefits of the Proposed Transaction, including as a result of delay in completing the Proposed Transaction or integrating the businesses of Gentherm and SpinCo, on the expected timeframe or at all;
•
the ability of the combined company to implement its business strategy;
•
difficulties and delays in the combined company achieving revenue and cost synergies;
•
inability of the combined company to retain and hire key personnel;
•
the occurrence of any event that could give rise to termination of the Proposed Transaction;
•
the risk that shareholder litigation in connection with the Proposed Transaction or other litigation, settlements or investigations may affect the timing or occurrence of the Proposed Transaction or result in significant costs of defense, indemnification and liability;
•
evolving legal, regulatory and tax regimes;
•
changes in general economic and/or industry specific conditions or any volatility resulting from the imposition of and changing policies, including those policies with respect to tariffs;
•
actions by third parties, including government agencies;
•
the risk that the anticipated tax treatment of the Proposed Transaction is not obtained;
•
the risk of greater than expected difficulty in separating the business of SpinCo from the other businesses of Modine; and
•
risks related to the disruption of management time from ongoing business operations due to the pendency of the Proposed Transaction, or other effects of the pendency of the Proposed Transaction on the relationship of any of the parties to the Proposed Transaction with their employees, customers, suppliers, or other counterparties.

The foregoing risks should be read in conjunction with the Company's reports filed with or furnished to the Securities and Exchange Commission (the “SEC”), including “Risk Factors,” in its most recent Annual Report on Form 10-K and subsequent SEC filings, for a discussion of these and other risks and uncertainties. In addition, with reasonable frequency, we have entered into business combinations, acquisitions, divestitures, strategic investments and other significant transactions. Such forward-looking statements do not include the potential impact of any such transactions that may be completed after the date hereof (except the Proposed Transaction to the extent specified), each of which may present material risks to the Company’s future business and financial results. Moreover, we operate in a very competitive and rapidly changing environment and new risks emerge from time to time.

Except as required by law, the Company expressly disclaims any obligation or undertaking to update any forward-looking statements to reflect any change in its strategies or expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Use of Non-GAAP Financial Measures

In addition to the results reported in accordance with GAAP throughout this release, the Company has provided here or elsewhere information regarding: adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”); Adjusted EBITDA margin; adjusted earnings per share (“Adjusted earnings per share” or “Adjusted EPS”); Quarter-to-date Operating Cash Flow; Free Cash Flow; Adjusted Free Cash Flow; Adjusted Free Cash Flow Conversion rate; net capital expenditures (“net CAPEX”); Net Debt; liquidity; Net Leverage Ratio (“Net Leverage”); revenue, segment revenue and product revenue excluding foreign currency translation and other specified gains and losses; adjusted operating expenses; Pro Forma Revenue; Pro Forma Adjusted EBITDA; and Pro Forma Adjusted EBITDA Margin, each a non-GAAP financial measure. The Company defines Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, deferred financing cost amortization, non-cash stock based compensation expenses, restructuring expenses, net, unrealized currency gain or loss and other gains and losses not reflective of the Company’s ongoing operations and related tax effects. The Company defines Adjusted EBITDA margin as Adjusted EBITDA divided by product revenues. The Company defines Adjusted EPS as earnings adjusted by restructuring expenses, net, unrealized currency gain or loss and other gains and losses not reflective of the Company’s ongoing operations and related tax effects. The Company defines Quarter-to-date Operating Cash Flow as Net cash provided by/(used in) operating activities for the current period less that of the immediately preceding period. The Company defines Free Cash Flow as Net cash provided by/(used in) operating activities plus Proceeds from the sale of property and equipment less Purchases of property and equipment. The Company defines net CAPEX as Purchases of property and equipment less Proceeds from the sale of property and equipment. The Company defines Adjusted Free Cash Flow as Net cash provided by/(used in) operating activities, excluding cash restructuring expenses, net and other gains and losses not reflective of the Company’s ongoing operations, less net CAPEX. The Company defines Adjusted Free Cash Flow Conversion rate as Adjusted Free Cash Flow divided by Adjusted EBITDA. The Company defines Net Debt as the principal amount of all Consolidated Funded Indebtedness (as defined in the Credit Agreement) less cash and cash equivalents. The Company defines liquidity as the sum of cash and cash equivalents and availability under the Company’s revolving line of credit. The Company defines Net Leverage as Net Debt divided by Adjusted EBITDA for the trailing four fiscal quarters. The Company defines revenue, segment revenue or product revenue excluding foreign currency translation and other specified gains and losses as such revenue, excluding the estimated effects of foreign currency exchange on revenue by translating actual revenue using the prior period foreign currency exchange rates and excluding the other items specified. The Company defines adjusted operating expenses as operating expenses excluding related non-cash stock based compensation, restructuring expenses, net, and other gains and losses not reflective of the Company’s ongoing operations. The Company defines Pro Forma revenue as Gentherm’s product revenues for the trailing four fiscal quarters (from the date specified), plus Modine Performance Technologies’ Net sales for the trailing four fiscal quarters (from the date specified), as reported by Modine Manufacturing Company, adjusted to reflect the latest business structure. The Company defines Pro Forma Adjusted EBITDA as Gentherm’s Adjusted EBITDA for the trailing four fiscal quarters (from the date specified), plus Modine Performance Technologies’ Adjusted EBITDA for the trailing four fiscal quarters (from the date specified), as reported by Modine Manufacturing Company, adjusted to reflect the latest business structure and go-forward operational alignment. The Company defines Pro Forma Adjusted EBITDA Margin as Pro Forma Adjusted EBITDA divided by Pro Forma Revenue.

The Company’s reconciliations are included in this release or can be found in the supplemental materials for this reporting period on the Company’s website.

In evaluating its business, the Company considers and uses Quarter-to-date Operating Cash Flow, Free Cash Flow, Adjusted Free Cash Flow, Adjusted Free Cash Flow Conversion rate, Net Debt, Net Leverage and liquidity as supplemental measures of its liquidity and the other non-GAAP financial measures as supplemental measures of its operating performance. Management provides such non-GAAP financial measures so that investors will have the same financial information that management uses with the belief that it will assist investors in properly assessing the Company's performance on a period-over-period basis by excluding matters not indicative of the Company’s ongoing operating or liquidity results and therefore enhance the comparability of the Company's results and provide additional information for analyzing trends in the business. In evaluating our non-GAAP financial measures, you should be aware that in the future we may incur revenues, expenses, and cash and non-cash obligations that are the same as or similar to some of the adjustments in our presentation of non-GAAP financial measures. Our presentation of non-GAAP financial measures should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. There also can be no assurance that we will not modify the presentation of our non-GAAP financial measures in the future, and any such modification may be material. Other companies in our industry may define and calculate these non-GAAP financial measures differently than we do and those calculations may not be comparable to our metrics. These non-GAAP measures have limitations as analytical tools, and when assessing the Company's operating performance or liquidity, investors should not consider these non-GAAP measures in isolation, or as a substitute for net income (loss), revenue or other consolidated income (loss) statement or cash flow statement data prepared in accordance with GAAP.

Non-GAAP measures referenced in this release and other public communications may include estimates of future Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Free Cash Flow, Adjusted Free Cash Flow Conversion rate, Adjusted EPS, Pro Forma Revenue, Pro Forma Adjusted EBITDA and Pro Forma Adjusted EBITDA Margin. The Company has not reconciled the non-GAAP forward-looking guidance included in this release to the most directly comparable GAAP measures because this cannot be done without unreasonable effort due to the variability and low visibility with respect to taxes and non-recurring items, which are potential adjustments to future earnings. We expect the variability of these items to have a potentially unpredictable, and a potentially significant, impact on our future GAAP financial results.

GENTHERM INCORPORATED

CONSOLIDATED CONDENSED STATEMENTS OF INCOME (LOSS)

(Dollars in thousands, except per share data)

(Unaudited)

	Three Months Ended March 31,
	2026	2025
Product revenues	$393,706	$353,854
Cost of sales	296,479	267,389
Gross margin	97,227	86,465
Operating expenses:
Net research and development expenses	23,946	24,216
Selling, general and administrative expenses	55,305	38,478
Restructuring expenses, net	6,691	4,514
Loss on sale of land and building, net	—	2,196
Total operating expenses	85,942	69,404
Operating income	11,285	17,061
Interest expense, net	(2,633)	(3,555)
Foreign currency loss	(1,060)	(10,298)
Other income (loss)	22	(1,124)
Earnings before income tax	7,614	2,084
Income tax expense	3,396	2,212
Net income (loss)	$4,218	$(128)
Basic earnings (loss) per share	$0.14	$(0.00)
Diluted earnings (loss) per share	$0.14	$(0.00)
Weighted average number of shares – basic	30,517	30,779
Weighted average number of shares – diluted	30,757	30,779

GENTHERM INCORPORATED

REVENUE BY PRODUCT CATEGORY AND RECONCILIATION OF FOREIGN CURRENCY TRANSLATION IMPACT

(Dollars in thousands)

(Unaudited)

	Three Months Ended March 31,
	2026	2025	% Change
Climate Control Seats	$206,588	$191,153	8.1%
Lumbar and Massage Comfort Solutions	62,261	45,313	37.4%
Climate Control Interiors	50,764	45,341	12.0%
Climate and Comfort Electronics	9,160	7,715	18.7%
Automotive Climate and Comfort Solutions	328,773	289,522	13.6%
Valve Systems	26,573	23,173	14.7%
Other Automotive	26,820	29,179	(8.1)%
Subtotal Automotive segment	382,166	341,874	11.8%
Medical segment	11,540	11,980	(3.7)%
Total Company	$393,706	$353,854	11.3%

Foreign currency translation impact (a)	14,294	—
Total Company, excluding foreign currency translation impact	$379,412	$353,854	7.2%

(a) Foreign currency translation impacts for the Automotive segment and Medical segment were $13,979 and $315 respectively, for the three months ended March 31, 2026. Foreign currency translation impacts for Automotive Climate and Comfort Solutions were $10,920 for the three months ended March 31, 2026.

GENTHERM INCORPORATED

RECONCILIATION OF NET INCOME (LOSS) TO ADJUSTED EBITDA

AND ADJUSTED EBITDA MARGIN

(Dollars in thousands)

(Unaudited)

	Three Months Ended March 31,
	2026	2025
Net income (loss)	$4,218	$(128)
Add back:
Depreciation and amortization	14,073	12,788
Income tax expense	3,396	2,212
Interest expense, net	2,633	3,555
Adjustments:
Non-cash stock based compensation	2,711	2,597
Restructuring expenses, net	6,691	4,514
Unrealized currency loss	818	9,607
Merger and acquisition expenses	14,797	—
Leadership transition expenses	303	898
Loss on sale of land and building, net	—	2,196
Other (a)	(295)	1,102
Adjusted EBITDA	$49,345	$39,341

Product revenues	$393,706	$353,854
Net income (loss) margin	1.1%	(0.0)%
Adjusted EBITDA margin	12.5%	11.1%

(a) Includes a $1,294 write-down of an equity investment for the three months ended March 31, 2025.

GENTHERM INCORPORATED

RECONCILIATION OF NET INCOME (LOSS) TO ADJUSTED NET INCOME

AND ADJUSTED EARNINGS PER SHARE

(Dollars in thousands, except per share data)

(Unaudited)

	Three Months Ended March 31,
	2026	2025
Net income (loss)	$4,218	$(128)
Amortization of acquisition related intangibles	1,689	1,559
Restructuring expenses, net	6,691	4,514
Unrealized currency loss	818	9,607
Merger and acquisition expenses	14,797	—
Leadership transition expenses	303	898
Loss on sale of land and building, net	—	2,196
Other	(295)	1,102
Tax effect of above	(2,403)	(4,131)
Adjusted net income	$25,818	$15,617

Weighted average shares outstanding:
Basic	30,517	30,779
Diluted	30,757	30,779

Earnings (loss) per share, as reported:
Basic	$0.14	$(0.00)
Diluted	$0.14	$(0.00)

Adjusted earnings per share:
Basic	$0.85	$0.51
Diluted	$0.84	$0.51

GENTHERM INCORPORATED

CONSOLIDATED CONDENSED BALANCE SHEETS

(Dollars in thousands, except share data)

(Unaudited)

	March 31, 2026	December 31, 2025
ASSETS
Current Assets:
Cash and cash equivalents	$177,401	$160,833
Accounts receivable, net	307,072	281,083
Inventory:
Raw materials	124,555	128,314
Work in process	33,331	35,429
Finished goods	99,083	88,959
Inventory, net	256,969	252,702
Other current assets	84,759	82,332
Total current assets	826,201	776,950
Property and equipment, net	260,632	270,614
Goodwill	107,803	108,918
Other intangible assets, net	51,254	52,796
Operating lease right-of-use assets	53,057	56,524
Deferred income tax assets	93,863	93,552
Other non-current assets	37,484	37,075
Total assets	$1,430,294	$1,396,429
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$277,033	$260,487
Current lease liabilities	9,100	9,646
Current maturities of long-term debt	36	73
Other current liabilities	132,258	134,104
Total current liabilities	418,427	404,310
Long-term debt, less current maturities	219,000	189,000
Non-current lease liabilities	45,298	48,105
Pension benefit obligation	3,353	3,748
Other non-current liabilities	27,746	30,943
Total liabilities	$713,824	$676,106
Shareholders’ equity:
Common Stock:
No par value; 55,000,000 shares authorized 30,666,983 and 30,526,231 issued and outstanding at March 31, 2026 and December 31, 2025, respectively	6,464	5,611
Paid-in capital	1,590	1,590
Accumulated other comprehensive loss	(9,888)	(964)
Accumulated earnings	718,304	714,086
Total shareholders’ equity	716,470	720,323
Total liabilities and shareholders’ equity	$1,430,294	$1,396,429

GENTHERM INCORPORATED

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

(Unaudited)

	Three Months Ended March 31,
	2026	2025
Operating Activities:
Net income (loss)	$4,218	$(128)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	14,221	12,931
Deferred income taxes	(5,110)	(2,769)
Stock based compensation	2,708	2,621
Loss on disposition of property and equipment	94	2,338
Provisions for inventory	1,241	1,427
Other non-cash items, including unrealized foreign currency loss	649	1,082
Changes in assets and liabilities:
Accounts receivable, net	(26,284)	(22,597)
Inventory	(10,322)	(6,141)
Other assets	(2,409)	(27,312)
Accounts payable	18,728	14,336
Other liabilities	(2,777)	10,868
Net cash used in operating activities	(5,043)	(13,344)
Investing Activities:
Purchases of property and equipment	(5,651)	(14,871)
Proceeds from the sale of property and equipment	1	3,743
Proceeds from deferred purchase price of factored receivables	—	744
Cost of technology investments	—	(150)
Net cash used in investing activities	(5,650)	(10,534)
Financing Activities:
Borrowings on debt	65,000	52,000
Repayments of debt	(35,036)	(10,037)
Taxes withheld and paid on employees' stock based compensation	(1,855)	(1,224)
Net cash provided by financing activities	28,109	40,739
Foreign currency effect	(848)	12,147
Net increase in cash and cash equivalents	16,568	29,008
Cash and cash equivalents at beginning of period	160,833	134,134
Cash and cash equivalents at end of period	$177,401	$163,142

GENTHERM INCORPORATED

OTHER NON-GAAP RECONCILIATIONS

(Dollars in thousands)

(Unaudited)

	Three Months Ended March 31,
	2026	2025
Total operating expenses	$85,942	$69,404
Restructuring expense, net	(6,691)	(4,514)
Non-cash stock based compensation	(2,418)	(2,349)
Merger and acquisition expenses	(14,797)	—
Leadership transition expenses	(303)	(898)
Loss on sale of land and building, net	—	(2,196)
Adjusted operating expenses	$61,733	$59,447

	March 31, 2026	March 31, 2025
Cash and cash equivalents	$177,401	$163,142
Revolving line of credit availability	278,120	235,224
Total liquidity	$455,521	$398,366

	March 31, 2026	March 31, 2025
Current maturities of long-term debt	$36	$138
Long-term debt, less current maturities	219,000	262,034
Total Debt	219,036	262,172
Cash and cash equivalents	177,401	163,142
Net Debt	$41,635	$99,030

Adjusted EBITDA for the trailing four fiscal quarters	$184,823	$178,691
Net Leverage	0.2	0.6

	Three Months Ended March 31,
	2026	2025
Net cash used in operating activities	$(5,043)	$(13,344)
Purchases of property and equipment	(5,651)	(14,871)
Proceeds from the sale of property and equipment	1	3,743
Free Cash Flow	(10,693)	(24,472)
Cash effect of adjustments:
Restructuring expenses, net	2,154	2,407
Merger and acquisition expenses	5,899	—
Leadership transition expenses	—	5,855
Other	—	744
Adjusted Free Cash Flow	$(2,640)	$(15,466)